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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   FORM 6-K


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934



For the month of January, 2001


             INVESTORLINKS.COM INC. (Formerly: Opus Minerals Inc.)
 ----------------------------------------------------------------------------
                (Translation of registrant's name into English)


          Suite 203, 120 Front Street East, Toronto, Ontario, M5A 4L9
          -----------------------------------------------------------
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover form 20-F or Form 40-F:


               Form 20-F    X        Form 40-F
                        ---------              ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934:

                    Yes                         No     X
                        ---------                  ---------
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                 INVESTORLINKS.com PARTNERS WITH ASK RESEARCH

Unveils Comprehensive New Technical Charting Services for InvestorLinks.com
Users

Charlottesville, VA - December 8, 2000 - InvestorLinks.com Inc. (OTC BB: IVLKF) announced today that it has partnered with ASK Research (www.askresearch.com) to provide technical charting services for InvestorLinks.com. ASK Research provides one of the fastest charting tools anywhere on the net. InvestorLinks.com users will now be able to watch up-to-the-minute changes with eight technical indicators. Active investors can follow the market activity on pages that automatically refresh themselves with the latest quotes and charts.

"In keeping with our philosophy of bringing the best of breed products to our users, ASK Research offers what we believe are the most useful web-based technical charts available anywhere," said Frank Kollar, Founder and COO of InvestorLinks.com. "We are pleased to form a partnership with such a well respected company."

To see the new charting tool page, click here:
http://www.askresearch.com/cgi-
bin/intraday?cobrand=investorlinks&intraday=symbol&frequency=30+minute

Scott Ruppert, President of ASK Research stated: "ASK Research is committed to offering individual investors with the best technical research tools for stock market analysis. We are excited that our relationship with InvestorLinks.com will bring our research tools to a new legion of smart investors."

ABOUT INVESTORLINKS.COM INC.

InvestorLinks owns and operates the Internet investment site www.investorlinks.com. Chosen as one of the "Best Websites for Investors" by BARRON'S, InvestorLinks is recognized in North America as a premier investor resource on the net, and is regularly listed as a "financial megasite" in Online
Investor Magazine. Since 1997, the InvestorLinks' primary product offering has developed into an extensive directory of over 12,000 business and financial links for the investment community. InvestorLinks now serves over 150,000 users per month. The Company is currently expanding its business model to provide its proprietary financial directory template as a value-added service to member news organizations and Financial Service Providers.

InvestorLinks.com Inc. is based is Charlottesville, Virginia, with corporate offices in Toronto, Ontario. There are currently 19,524,576 common shares of InvestorLinks issued and outstanding. The Company's stock trades on the NASD
Bulletin Board under the symbol "IVLKF".

This release may contain forward-looking statements, within the meaning of the "safe-harbor" provision of the Private Securities Litigation Reform Act of 1995, regarding InvestorLinks.com Inc.'s business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the Company.

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
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FOR FURTHER INFORMATION:

Investor Information                    Investor Information           Corporate Information
--------------------------------------  -----------------------------  ---------------------------------
The Investor Relations Group            Pier Group Marketing           George Stubos, Director
Phone:  1-800-444-9214                  Phone:  1-888-270-8586         InvestorLinks.com Inc.
www.irgnews.com                         www.thepiergp.com              Phone:  1-804-817-7770
investorlinks@invrel.com                info@thepiergp.com             www.investorlinks.com
                                                                       stubos@investorlinks.com

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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    INVESTORLINKS.COM INC. (formerly Opus
                                    Minerals Inc.)


Date:  January 22, 2001             By:  /s/ Sandra J. Hall
     -------------------            ---------------------------------------
                                    Sandra J. Hall, Director and Secretary